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MAR 0 1 2017

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SEC 17009461

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53453

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **The Courtney Group, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
610 Newport Center Drive, Suite 330
(No. and Street)

Newport Beach (City) **California** (State) **92660** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas W. Courtney, Jr. **(949) 706-3600**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200 (Address) **Walnut Creek** (City) **California** (State) **94526** (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Thomas W. Courtney, Jr.**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **The Courtney Group, LLC**, as of **December 31, 2016**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Thomas W. Courtney Jr.

Signature

CEO

Title

See attached

Susan W. Manrow, Notary Public

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE COURTNEY GROUP, LLC

ANNUAL AUDIT REPORT

DECEMBER 31, 2016

THE COURTNEY GROUP, LLC

TABLE OF CONTENTS

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

SUSAN W. MANROW
Commission # 2120382
Notary Public - California
Orange County
My Comm. Expires Aug 19, 2019

Subscribed and sworn to (or affirmed) before me on this 27 day of Feb, 2017, by
Date *Month* *Year*
(1) Thomas W. Courtney, Jr
(and (2) ________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Susan W. Manrow
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation Document Date: 2-27-17

Number of Pages: _____ Signer(s) Other Than Named Above: ________________

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
The Courtney Group, LLC

We have audited the accompanying statement of financial condition of The Courtney Group, LLC (the "Company") as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Courtney Group, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 27, 2017

THE COURTNEY GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets

Cash and cash equivalents	$	29,851
Prepaid expense		2,591
Total Assets	$	32,442

Liabilities and Member's Equity

Liabilities:		
Accounts payable	$	14,269
Total Liabilities		14,269
Member's Equity:		
Total Member's Equity		18,173
Total Liabilities and Member's Equity	$	32,442

The accompanying notes are an integral part of this financial statement.

THE COURTNEY GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

1. Organization

The Courtney Group, LLC (the "Company") was organized as a limited liability company and commenced operations in 2002. The limited liability agreement provides for the Company to terminate on May 11, 2091, unless dissolved sooner.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is engaged in investment banking activities both as an advisor to entities engaged in mergers and acquisitions, divestitures and joint ventures, and as a placement agent in the placement of debt and equity securities to qualified investors.

2. Significant Accounting Policies

Basis of Presentation
The books and records of the Company are kept on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP".)

Use of Estimates
The preparation of financial statements in conformity with GAAP may require management make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

Accounts Receivable
Accounts receivable represents amounts that have been billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. There are no amounts receivable as of December 31, 2016.

Fair Value of Financial Instruments
The carrying amounts of certain of the Company's financial instruments, including cash, other assets and accounts payable approximate fair value because of their short-term maturities.

Income Taxes
The Company, a limited liability company, passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2012.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $15,582, which was $10,582 in excess of its required net capital of $5,000.

4. Subsequent Events

The Company has evaluated subsequent events through February 27, 2017 the date which the financial statements were issued.